BRUCE M. PRITCHETT, L.C.
Attorney at Law
8 East Broadway, Suite 600A
Salt Lake City, Utah 84111
Phone: (801) 363-1288
Fax: (801) 531-1929

April 26, 2006

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, DC 20549

ATTN:    Karen J. Garnett, Esq.
Assistant Director

Re:       Axiom III, Inc.
Registration Statement on Form SB-2
Filed December 3, 2004; Amended December 15, 2004;
Amended June 27, 2005; Amended November 11, 2005;
Amended January 17, 2006, Amended February 15, 2006;
Amended March 14, 2006, Amended March 31, 2006;
Amended April 26, 2006
File Number: 333-120967

Ladies and Gentlemen:

Thank you for your comment letter dated April 21, 2006 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form SB-2. We have filed Amendment No. 8 to Form SB-2/A (the “Form SB-2/A”) of Axiom III, Inc. (“Axiom”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed our revised Form SB-2/A-8 on the EDGAR system, and have also provided three clean and one marked (redlined) copy to the Staff by overnight courier.

Selling Security Holders Table, page 10

1.
We note your response to prior comment 1. Please revise the China World Trade Selling Security Holders Table to include a line item that identifies as a class the unknown China World Trade shareholders that will receive your shares in the distribution and the total amount of securities those owners may sell in this offering. Confirm to us that you will identify previously unknown selling security holders by post-effective amendment prior to any sales by those persons. Further, revise the selling security holders table to include a line item that identifies China World Trade as a selling security holder. In this regard, we note that China World will offer for resale approximately 7,963 shares of your common stock that it will retain instead of issuing fractional shares. Finally separate the first paragraph on page 12 into two footnotes that relate to each new line item above.

Response 1: We have revised the China World Trade Selling Security Holders Table to include the requested line item. We have revised the disclosure to confirm that the Company will identify previously unknown selling security holders by post-effective amendment prior to any sales by those persons. We have revised the selling security holders table to include the requested line item. We have separated the first paragraph on page 12 into two footnotes as requested.

Karen J. Garnett, Esq.
April 26, 2006

Financial Statements

Report of Independent Registered Public Accounting Firm, page 45

2.	We note that the date of the audit opinion was changed from March 3, 2006 to March 31, 2006 and it appears to us that the change may have been an administrative error. Please advise.

Response 2: We have revised the date of the audit opinion report back to March 3, 2006, and have double-checked to make sure that is the correct date of the audit report. It is.

Summary of Significant Accounting Policies

Background, page 50

3.
We note your response to prior comment 3 and request that you re-insert into your amended filing the appropriate disclosure of the June 2004 transaction between Axiom III, Inc. and Axiom First Corporation (including a discussion of how you have accounted for the transaction). Please refer to the second paragraph of the notes to the financial statements included within your amendment no. 5 to Form SB-2.

Response 3: We have re-inserted the appropriate disclosure, as requested.

We hope this satisfies your concerns and that you will now be disposed to consider a written request for acceleration of the effective date of the registration statement.

Sincerely,

/s/ Bruce M. Pritchett
Bruce M. Pritchett
Counsel for Axiom III, Inc.

BMP/mm
Enclosures

cc: Lawrence Nault, President